SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02041597

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.

For 19 June 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Bank of Ireland Group

News Release

BANK OF IRELAND ANNOUNCES NEW GOVERNANCE STRUCTURES FOR ITS UK FINANCIAL SERVICES DIVISION

Bank of Ireland Group has announced the establishment of a new Board to oversee its recently formed UK Financial Services (UKFS) Division, which includes Bristol & West and its associated companies and the Group's banking operations in Britain and Northern Ireland. The members of this new board will also be members of the board of Bristol & West plc and fulfil its statutory governance requirements.

Bank of Ireland UK Financial Services Division recorded profits before tax and goodwill of Stg£210m (€333m) in the year to 31 March 2002 and accounted for more than a quarter of total Group operating profit.

Membership of the UK Board includes new appointees as well as representation from the Court of the Bank of Ireland and from the existing Bristol & West Board:-

Mr. Maurice A Keane, Chairman	Former Group Chief Executive, Bank of Ireland Group *
Mr. Michael Soden	Group Chief Executive, Bank of Ireland Group*
Mr. Jeff Warren	Chief Executive, UK Financial Services Division
Mr. John O'Donovan	Group Chief Financial Officer, Bank of Ireland Group
Mr. Ian Kennedy	Deputy Chief Executive, UK Financial Services Division
Mrs. Ann Berresford	Finance Director, UK Financial Services Division
Mr. Nicholas C.F. Barber	Director, Royal & Sun Alliance Insurance, and formerly Chief Executive, Ocean Group plc
Ms. Orna Ni Chionna	Former Partner, McKinsey & Company and Director, Northern Foods plc
Mr. Bernard Cragg	Director, Arcadia Group plc
Ms. Caroline Marland	Director, Gallaher Group plc*
Mr Geoffrey Matthews	Former Managing Director, Elizabeth Shaw and Vice President, Leaf Group BV
Dr. Alan McClure	President, Perfecseal International and a Director, Invest Northern Ireland
The Right Hon Lord Waldegrave	A Managing Director of Dresdner Kleinwort Wasserstein

* *Member of the Court of Bank of Ireland Group*

The UK Board will monitor UKFS Division's operating plans and performance, assist in the identification and pursuit of strategic opportunities and discharge the statutory obligations of the various UK companies in accord with the best corporate governance principles.

The UKFS Board Chairman, Maurice Keane, said:

"UK Financial Services (UKFS), under the governance of the new Board, brings together all of the Group's significant activities in the sterling area, which, combined, represent a business of scale in the UK financial services marketplace. There is now greater clarity surrounding our activities in this market and we have a single point of focus for our sterling area businesses that will facilitate their growth. We will continue the development of distinct business units

Issued by Group Public Affairs, Bank of Ireland Group
Head Office, Lower Baggot Street, Dublin 2. Telephone 6615933. Fax 6615675

serving distinct customer groups, with each pursuing achievable growth strategies that are expected to deliver sustainable UK profit growth."

The Governor of Bank of Ireland, Mr. Laurence Crowley, said:

"The calibre of the membership of the UKFS Board signals the significance the Group attributes to its UK-based businesses. The non-executive members bring a mix of banking and business skills gained at the highest level in prestigious enterprises and in the professions and they will provide invaluable guidance to Group management as we grow our UK interests."

Ends
19 June 2002
For further information please contact:

David Holden,
Head of Group Corporate Communications

00 353 1 604 3833

Sarah Benefield,
Head of UKFS Corporate Communications
+44 (0)117 943 7109
+44 (0)7703 516759

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

T.H. Forsyth
Group Secretary

Date: 19/June 2002

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